VIA EDGAR

Brent Fields, Assistant Director

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Advisor Biotechnology Fund	Fidelity Government Income Fund
	Fidelity Advisor Communications Equipment Fund	Fidelity Growth & Income Fund
	Fidelity Advisor Consumer Discretionary Fund	Fidelity Intermediate Government Income Fund
	Fidelity Advisor Electronics Fund	Fidelity International Real Estate Fund
	Fidelity Advisor Energy Fund	Fidelity Leveraged Company Stock Fund
	Fidelity Advisor Financial Services Fund	Fidelity Low Priced Stock Fund
	Fidelity Advisor Health Care Fund	Fidelity OTC Portfolio
	Fidelity Advisor Industrials Fund	Fidelity Real Estate Income Fund
	Fidelity Advisor Leveraged Company Stock Fund	Fidelity Real Estate Investment Portfolio
	Fidelity Advisor Real Estate Fund	Fidelity Series Commodity Strategy Fund
	Fidelity Advisor Technology Fund	Fidelity Series Small Cap Opportunities Fund
	Fidelity Advisor Utilities Fund	Fidelity Small Cap Growth Fund
	Fidelity Blue Chip Growth Fund	Fidelity Small Cap Value Fund
	Fidelity Blue Chip Value Fund	Fidelity Strategic Advisers Core Fund
	Fidelity Commodity Strategy Fund	Fidelity Strategic Advisers Value Fund
	Fidelity Dividend Growth Fund	Fidelity Ultra-Short Bond Fund
	Fidelity GNMA Fund (formerly Fidelity Ginnie Mae Fund)	Fidelity Value Discovery Fund
Request pursuant to Rule 485(b)(1)(vii)

Dear Mr. Fields:

We are currently preparing the annual update filings for Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Electronics Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Leveraged Company Stock Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Technology Fund, Fidelity Advisor Utilities Fund, Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Value Fund, Fidelity Commodity Strategy Fund, Fidelity Dividend Growth Fund, Fidelity GNMA Fund (formerly Fidelity Ginnie Mae Fund), Fidelity Government Income Fund, Fidelity Growth & Income Fund, Fidelity Intermediate Government Income Fund, Fidelity International Real Estate Fund, Fidelity Leveraged Company Stock Fund, Fidelity Low Priced Stock Fund, Fidelity OTC Portfolio, Fidelity Real Estate Income Fund, Fidelity Real Estate Investment Portfolio, Fidelity Series Commodity Strategy Fund, Fidelity Series Small Cap Opportunities Fund, Fidelity Small Cap Growth Fund, Fidelity Small Cap Value Fund, Fidelity Strategic Advisers Core Fund, Fidelity Strategic Advisers Value Fund, Fidelity Ultra-Short Bond Fund, and Fidelity Value Discovery Fund (the funds). Because the funds will include disclosure relating to the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies Final Rule that is substantially the same as disclosure relating to the subject that was included in the 485(a) filings submitted to the Staff on October 16, 2009, November 16, 2009, December 15, 2009, January 15, 2010, and January 25, 2010 (see Attachment 1 for list of trusts/funds), we respectfully request permission to file the annual update filings for the funds under Rule 485(b)(1)(vii). The funds' filings contain other nonmaterial changes, including additional disclosure intended to highlight the disclosure included in the October 16, 2009, November 16, 2009, December 15, 2009, January 15, 2010, and January 25, 2010, 485(a) filings, but contain no other disclosures that would make them ineligible to file under Rule 485(b).

We would appreciate an early response to this request so that we can plan our filing schedule accordingly. Please call me at (617) 563-1375 if you have any questions or comments. Thank you for your consideration.

Identifying information for the funds for which this request is made is provided in Attachment 1.

Sincerely,

/s/ Jamie Plourde

Jamie Plourde

Senior Product Manager I

cc: Christian Sandoe

Attachment 1

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund SEC File Numbers/CIK Numbers 811-03785 002-84776 0000722574

Fidelity Advisor Series I:
Fidelity Advisor Dividend Growth Fund
Fidelity Advisor Equity Growth Fund
Fidelity Advisor Equity Value Fund
Fidelity Advisor Growth & Income Fund
Fidelity Advisor Growth Opportunities Fund
Fidelity Advisor Large Cap Fund
Fidelity Advisor Strategic Growth Fund
Fidelity Advisor Value Fund
Fidelity Advisor Value Strategies Fund

SEC File Numbers/CIK Numbers
811-03785
002-84776
0000722574

485(a) filing submitted
November 16, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:

Fidelity Advisor Series VII:
Fidelity Advisor Biotechnology Fund
Fidelity Advisor Communications Equipment Fund
Fidelity Advisor Consumer Discretionary Fund
Fidelity Advisor Electronics Fund
Fidelity Advisor Energy Fund
Fidelity Advisor Financial Services Fund
Fidelity Advisor Health Care Fund
Fidelity Advisor Industrials Fund
Fidelity Advisor Real Estate Fund
Fidelity Advisor Technology Fund
Fidelity Advisor Utilities Fund

SEC File Numbers/CIK Numbers

811-03010
002-67004
0000315700

Fidelity Advisor Series VIII:
Fidelity Advisor Diversified International Fund
Fidelity Advisor Emerging Asia Fund
Fidelity Advisor Emerging Markets Fund
Fidelity Advisor Japan Fund
Fidelity Advisor Latin America Fund
Fidelity Advisor Overseas Fund
Fidelity Advisor Value Leaders Fund

SEC File Numbers/CIK Numbers
811-03855
002-86711
0000729218

485(a) filing submitted
October 16, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Commonwealth Trust II: Fidelity Strategic Advisers Value Fund SEC File Numbers/CIK Numbers 811-21990 333-139428 0001364923	Fidelity Rutland Square Trust II: Fidelity Strategic Advisers Growth Fund SEC File Numbers/CIK Numbers 811-21991 333-139427 0001364924 485(a) filing submitted January 25, 2010

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Devonshire Trust: Fidelity Real Estate Investment Portfolio SEC File Numbers/CIK Numbers 811-01352 002-24389 0000035341	Fidelity Devonshire Trust: Fidelity Equity-Income Fund SEC File Numbers/CIK Numbers 811-01352 002-24389 0000035341 485(a) filing submitted January 15, 2010

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Fixed-Income Trust: Fidelity Commodity Strategy Fund Fidelity Series Commodity Strategy Fund SEC File Numbers/CIK Numbers 811-02105 002-41839 0000035315

Fidelity Commonwealth Trust:
Fidelity Series 100 Index Fund

SEC File Numbers/CIK Numbers
811-02546
002-52322
0000205323

485(a) filing submitted
November 16, 2009

-------------------------

Fidelity Investment Trust:
Fidelity Global Commodity Stock Fund

SEC File Numbers/CIK Numbers
811-04008
002-90649
0000744822

485(a) filing submitted
October 16, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:

Fidelity Income Fund:
Fidelity GNMA Fund (formerly Fidelity Ginnie Mae Fund)
Fidelity Government Income Fund
Fidelity Intermediate Government Income Fund
Fidelity Ultra-Short Bond Fund

SEC File Numbers/CIK Numbers

811-04085
002-92661
0000751199

Fidelity School Street Trust:
Fidelity Intermediate Municipal Income Fund
Fidelity Strategic Income Fund

SEC File Numbers/CIK Numbers
811-02676
002-57167
0000215829

485(a) filing submitted
December 15, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Puritan Trust: Fidelity Low Priced Stock Fund Fidelity Value Discovery Fund SEC File Numbers/CIK Numbers 811-00649 002-11884 0000081205

Fidelity Capital Trust:
Fidelity Capital Appreciation Fund
Fidelity Disciplined Equity Fund
Fidelity Focused Stock Fund
Fidelity Small Cap Independence Fund
Fidelity Stock Selector
Fidelity Value Fund

SEC File Numbers/CIK Numbers
811-02841
002-61760
0000275309

485(a) filing submitted
October 16, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Rutland Square Trust II: Fidelity Strategic Advisers Core Fund SEC File Numbers/CIK Numbers 811-21991 333-139427 0001364924	Fidelity Rutland Square Trust II: Fidelity Strategic Advisers Growth Fund SEC File Numbers/CIK Numbers 811-21991 333-139427 0001364924 485(a) filing submitted January 25, 2010

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:

Fidelity Securities Fund:
Fidelity Blue Chip Growth Fund
Fidelity Blue Chip Value Fund
Fidelity Dividend Growth Fund
Fidelity Growth & Income Fund
Fidelity International Real Estate Fund
Fidelity Leveraged Company Stock Fund
Fidelity OTC Portfolio
Fidelity Real Estate Income Fund
Fidelity Small Cap Growth Fund
Fidelity Small Cap Value Fund
Fidelity Series Small Cap Opportunities Fund

SEC File Numbers/CIK Numbers

811-04118
002-93601
0000754510

Fidelity Mt. Vernon Street Trust:
Fidelity 130/30 Large Cap Fund
Fidelity Growth Company Fund
Fidelity Growth Strategies Fund
Fidelity New Millennium Fund

SEC File Numbers/CIK Numbers
811-03583
002-79755
0000707823

485(a) filing submitted
November 16, 2009